October 16, 2018

John Stippick
Chairman
MC Endeavors, Inc.
33865 Mariana Unit C
Dana Point, CA 92629

       Re: MC Endeavors, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed October 9, 2018
           File No. 024-10892

Dear Mr. Stippick:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form 1-A filed October 9, 2018

General

1. In Part I, Item 6 asks you to disclose the unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year before the filing of this Form 1-A.
      However, you do not appear to have disclosed all the securities issued. For example, you have issued securities in connection with the reverse merger and as compensation that do not appear to be disclosed. In addition, you have not disclosed, as required by Item
      6(c)(1), the basis for computing the amount of consideration. Please revise Part I to include this information.
 John Stippick
MC Endeavors, Inc.
October 16, 2018
Page 2


Principal Stockholders, page 30

2. Please disclose the name and address of the person who owns the Special Preferred A stock included in the table. If the stock is owned by a Company or group, please disclose the natural person who exercises voting control over the securities. Please also include an address for Mr. Algier.
        You may contact Ernest Greene (Staff Accountant) at 202-551-3733 or John Cash
(Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-
551-3570 or Kate McHale (Staff Attorney) at 202-551-3464 with any other questions.



                                                              Sincerely,
FirstName LastNameJohn Stippick
                                                              Division of
Corporation Finance
Comapany NameMC Endeavors, Inc.
                                                              Office of
Manufacturing and
October 16, 2018 Page 2                                       Construction
FirstName LastName